MORNINGSTAR CREDIT RATINGS

Form NRSRO Annual Certification

EXHIBIT 1:

Performance Measurement Statistics

Table 1: Financial Institutions, Brokers, or Dealers - 1 Year Transition and Default Rates (December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2017 (Percent)																					Other Outcomes During 12/31/2016 - 12/31/2017		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	0																								
AA-	2				100.00%																				
A+	4				25.00%	75.00%																			
A	4						100.00%																		
A-	9						22.22%	77.78%																	
BBB+	9							11.11%	88.89%																
BBB	6								33.33%	50.00%															16.67%
BBB-	1										100.00%														
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	35																								

Table 2: Financial Institutions, Brokers, or Dealers - 3 Year Transition and Default Rates
(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2017 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2017		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	0																								
AA-	3				33.33%																				66.67%
A+	11				18.18%	18.18%	9.09%	9.09%																	45.45%
A	11						9.09%	9.09%																	81.82%
A-	18						16.67%	33.33%	5.56%	5.56%															38.89%
BBB+	20							5.00%	35.00%		5.00%														55.00%
BBB	12								25.00%	25.00%															50.00%
BBB-	4										25.00%														75.00%
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	79																								

Table 3: Financial Institutions, Brokers, or Dealers - 10 Year Transition and Default Rates

Morningstar has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 4: Corporate Issuers - 1 Year Transition and Default Rates (December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2017 (Percent)																					Other Outcomes During 12/31/2016 - 12/31/2017		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	2	50.00%	50.00%																						
AA+	1		100.00%																						
AA	8			87.50%	12.50%																				
AA-	14			92.86%			7.14%																		
A+	20					80.00%	10.00%		5.00%																5.00%
A	33						81.82%	9.09%	6.06%																3.03%
A-	37						2.70%	83.78%	2.70%	2.70%															8.11%
BBB+	52						1.92%	3.85%	78.85%	3.85%	3.85%														7.69%
BBB	40								10.00%	70.00%	5.00%		2.50%												12.50%
BBB-	41									21.95%	73.17%														4.88%
BB+	19										21.05%	73.68%													5.26%
BB	15										6.67%	13.33%	60.00%	6.67%											13.33%
BB-	12											8.33%	16.67%	33.33%	16.67%	8.33%									16.67%
B+	3												33.33%		33.33%		33.33%								
B	6															50.00%	33.33%								16.67%
B-	4														25.00%		75.00%								
CCC+	0																								
CCC	1																								100.00%
CCC-	0																								
CC	0																								
C	0																								
Total	308																								

Table 5: Corporate Issuers - 3 Year Transition and Default Rates (December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2017 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2017		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	3	33.33%	66.67%																						
AA+	0																								
AA	13			53.85%	38.46%	7.69%																			
AA-	20				40.00%	20.00%	15.00%	10.00%	5.00%																10.00%
A+	25				4.00%	32.00%	16.00%	8.00%	12.00%	4.00%															24.00%
A	56					5.36%	35.71%	17.86%	10.71%																30.36%
A-	55						7.27%	32.73%	18.18%	3.64%	7.27%														30.91%
BBB+	72						1.39%	4.17%	30.56%	11.11%	5.56%		2.78%												44.44%
BBB	61							1.64%	8.20%	24.59%	11.48%	1.64%													52.46%
BBB-	59								3.39%	18.64%	25.42%	6.78%	3.39%		1.69%										40.68%
BB+	34										8.82%	23.53%	5.88%	8.82%	2.94%		2.94%								47.06%
BB	23									4.35%	13.04%	8.70%	8.70%			8.70%	4.35%								52.17%
BB-	16										6.25%	12.50%	18.75%	6.25%	6.25%	6.25%	12.50%								31.25%
B+	4												25.00%												75.00%
B	6												16.67%			16.67%	33.33%								33.33%
B-	6													16.67%											83.33%
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	453																								

Table 6: Corporate Issuers - 10 Year Transition and Default Rates

Morningstar has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 7: RMBS - 1 Year Transition and Default Rates (December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2017 (Percent)																			Other Outcomes During 12/31/2016 - 12/31/2017		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	Default	Paid Off	Withdrawn (other)
AAA	87	93.10%																				6.90%	
AA+	12	58.33%	41.67%																				
AA	26	3.85%	7.69%	50.00%																		38.46%	
AA-	3		33.33%		66.67%																		
A+	9	44.44%		11.11%		44.44%																	
A	40		5.00%	5.00%		2.50%	40.00%															47.50%	
A-	3							66.67%														33.33%	
BBB+	24	16.67%					12.50%	4.17%	66.67%														
BBB	33				12.12%	3.03%				24.24%												60.61%	
BBB-	22				4.55%					4.55%	72.73%											18.18%	
BB+	3					33.33%					33.33%	33.33%											
BB	6								33.33%				66.67%										
BB-	7												28.57%	71.43%									
B+	0																						
B	6										16.67%					83.33%							
B-	3																100.00%						
CCC+	0																						
CCC	0																						
CCC-	0																						
Total	284																						

Table 8: RMBS - 3 Year Transition and Default Rates
(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2017 (Percent)																				Other Outcomes During 12/31/2014 - 12/31/2017		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	Default	Paid Off	Withdrawn (other)
AAA	3	100.00%																					
AA+	2	100.00%																					
AA	1		100.00%																				
AA-	0																						
A+	2	100.00%																					
A	1			100.00%																			
A-	0																						
BBB+	3	66.67%						33.33%															
BBB	1				100.00%																		
BBB-	1				100.00%																		
BB+	1					100.00%																	
BB	0																						
BB-	0																						
B+	0																						
B	0																						
B-	0																						
CCC+	0																						
CCC	0																						
CCC-	0																						
Total	15																						

Table 9: RMBS - 10 Year Transition and Default Rates

Morningstar has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 10: CMBS - 1 Year Transition and Default Rates
(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2017 (Percent)																			Other Outcomes During 12/31/2016 - 12/31/2017		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	Default	Paid Off	Withdrawn (other)
AAA	1,604	61.22%																				1.75%	37.03%
AA+	52	1.92%	48.08%																			7.69%	42.31%
AA	98	1.02%	1.02%	48.98%																			48.98%
AA-	148	0.68%	0.68%	0.68%	58.11%																	2.70%	37.16%
A+	58	1.72%		1.72%	1.72%	46.55%			1.72%														46.55%
A	119				0.84%	1.68%	35.29%															0.84%	61.34%
A-	231	0.43%				0.43%	0.87%	63.20%														1.30%	33.77%
BBB+	67							2.99%	55.22%															41.79%
BBB	100	1.00%								68.00%													1.00%	30.00%
BBB-	212	0.47%									56.60%												1.42%	41.51%
BB+	55											32.73%											1.82%	65.45%
BB	108												36.11%	0.93%										62.96%
BB-	116													69.83%		0.86%							2.59%	26.72%
B+	49														30.61%								2.04%	67.35%
B	93															45.16%	1.08%		1.08%				2.15%	50.54%
B-	58																79.31%							20.69%
CCC+	1																							100.00%
CCC	0																							
CCC-	2																					50.00%		50.00%
Total	3,171																							

Table 11: CMBS - 3 Year Transition and Default Rates
(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2017 (Percent)																			Other Outcomes During 12/31/2014 - 12/31/2017		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	Default	Paid Off	Withdrawn (other)
AAA	1,841	20.70%																				21.89%	57.41%
AA+	104	1.92%	15.38%																			14.42%	68.27%
AA	146	1.37%	2.05%	13.70%																		7.53%	75.34%
AA-	144	0.69%	0.69%		14.58%																	10.42%	73.61%
A+	75	1.33%		1.33%	2.67%	20.00%			1.33%													12.00%	61.33%
A	140			0.71%	1.43%	2.86%	13.57%	0.71%														6.43%	74.29%
A-	162	1.23%					1.85%	27.78%														3.70%	65.43%
BBB+	126					0.79%	0.79%	2.38%	14.29%													7.14%	74.60%
BBB	108	0.93%							1.85%	21.30%												8.33%	67.59%
BBB-	211	0.47%							0.47%	0.47%	14.69%										0.47%	2.84%	80.57%
BB+	105										0.95%	3.81%									0.95%	2.86%	91.43%
BB	156	0.64%											13.46%	1.28%							0.64%	1.28%	82.69%
BB-	72													22.22%		1.39%						4.17%	72.22%
B+	77														5.19%							3.90%	90.91%
B	105	0.95%														13.33%	1.90%		0.95%		0.95%	4.76%	77.14%
B-	71																8.45%				1.41%		90.14%
CCC+	36																						100.00%
CCC	18																						100.00%
CCC-	281																				0.71%	1.42%	97.86%
Total	3,978																						

Table 12: CMBS - 10 Year Transition and Default Rates

Morningstar has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 13: CLOs - 1 Year Transition and Default Rates
(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2017 (Percent)																			Other Outcomes During 12/31/2016 - 12/31/2017		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	Default	Paid Off	Withdrawn (other)
AAA	3	100.00%																					
AA+	0																						
AA	0																						
AA-	0																						
A+	0																						
A	0																						
A-	0																						
BBB+	0																						
BBB	0																						
BBB-	0																						
BB+	0																						
BB	0																						
BB-	0																						
B+	0																						
B	0																						
B-	0																						
CCC+	0																						
CCC	0																						
CCC-	0																						
Total	3																						

Table 14: CLOs - 3 Year Transition and Default Rates

Morningstar has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 15: CLOs - 10 Year Transition and Default Rates

Morningstar has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 16: CDOs - 1 Year Transition and Default Rates

Morningstar has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 17: CDOs - 3 Year Transition and Default Rates

Morningstar has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 18: CDOs - 10 Year Transition and Default Rates

Morningstar has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 19: ABCP - 1 Year Transition and Default Rates

Morningstar has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 20: ABCP - 3 Year Transition and Default Rates

Morningstar has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 21: ABCP - 10 Year Transition and Default Rates

Morningstar has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 22: Other ABS - 1 Year Transition and Default Rates (December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2017 (Percent)																			Other Outcomes During 12/31/2016 - 12/31/2017		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	Default	Paid Off	Withdrawn (other)
AAA	1	100.00%																					
AA+	0																						
AA	1			100.00%																			
AA-	0																						
A+	2			50.00%																		50.00%	
A	2						100.00%																
A-	2							100.00%															
BBB+	2						50.00%															50.00%	
BBB	2									100.00%													
BBB-	0																						
BB+	2									50.00%												50.00%	
BB	0																						
BB-	1																					100.00%	
B+	0																						
B	0																						
B-	0																						
CCC+	0																						
CCC	0																						
CCC-	0																						
Total	15																						

Table 23: Other ABS - 3 Year Transition and Default Rates

Morningstar has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 24: Other ABS - 10 Year Transition and Default Rates

Morningstar has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 25: SFP – 1 Year Transition and Default Rates

Morningstar has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 26: SFP – 3 Year Transition and Default Rates

Morningstar has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 27: SFP – 10 Year Transition and Default Rates

Morningstar has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default

Ratings Definitions

https://ratingagency.morningstar.com/PublicDocDisplay.aspx?i=x%2buNr86YXI0%3d&m=i0Pyc%2bx7qZZ4%2bsXnymazBA%3d%3d&s=LviRtUKXqs8kml5dHt7FTeE2SZmY0Fvqd4iX49Mk%2f9UapyiFTEO6TA%3d%3d

The above URL represents the location of the Ratings Definitions page on the Morningstar Credit Ratings Internet website. The Ratings Definitions page describes each symbol in the rating scale that is used to denote a credit rating category and notches within a category for each class and subclass of credit ratings in the tables presented in Exhibit 1. The Ratings Definitions page also explains the conditions under which Morningstar Credit Ratings classifies obligors, securities, or money market instruments as being in default.

Credit Rating History

To access Morningstar Credit Ratings credit rating history, please go to www.morningstarcreditratings.com and click on the Regulatory Affairs tab.